UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Archrock Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03957W106
(CUSIP Number)

Carlson Capital, L.P.
Attn: Shahla Ali
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600
(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

November 30, 2016
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

(Page 1 of 27 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957W106	SCHEDULE 13D	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,624,853 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,624,853 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,624,853 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.95%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 03957W106	SCHEDULE 13D	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,649,119 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,649,119 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,649,119 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.68%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 880,285 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 880,285 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,285 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
1.26%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,425 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164.425 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,425 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.24%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 03957W106	SCHEDULE 13D	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 309,727 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 309,727 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,727 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.44%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 7 of 27 Pages

1	NAMES OF REPORTING PERSON Black Diamond SRI Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,100 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,100 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,100 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.03%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,358,623 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,358,623 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,358,623 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
1.95%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 9 of 27 Pages

1	NAMES OF REPORTING PERSON Black Diamond Energy L/S Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 243,574 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 243,574 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,574 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.35%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 10 of 27 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,624,853 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,624,853 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,624,853 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.95%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 11 of 27 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,624,853 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,624,853 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,624,853 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.95%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,624,853 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,624,853 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,624,853 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.95%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 03957W106	SCHEDULE 13D	Page 13 of 27 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment No. 1”) relates to shares of common stock, par value $0.01 per share (the "Common Shares”), of Archrock Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 16666 Northchase Drive, Houston, Texas 77060.

Item 2.	IDENTITY AND BACKGROUND

(a) This Amendment No. 2 is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company ("ROF"); (iii) Black Diamond Relative Value Cayman, L.P., a Cayman Islands exempted limited partnership ("RVC"); (iv) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("OFF"); (v) Black Diamond SRI Offshore Ltd., a Cayman Islands exempted company ("SRI"); (vi) Black Diamond Energy L/S Offshore Ltd., a Cayman Islands exempted company ("ENO"); (vii) Black Diamond Thematic Offshore Ltd., a Cayman Islands exempted company (“TOF” and together with DOF, ROF, RVC, OFF, SRI and ENO, the “Funds”); (viii) Worldwide Transactions Ltd., a British Virgin Islands limited corporation (the "Managed Account"); (ix) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (x) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (xi) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard I”); and (xii) Clint D. Carlson, an individual (“Mr. Carlson” and, together with the Funds, the Managed Account, Carlson Capital, Asgard II and Asgard I, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard I and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds and the Managed Account is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts, including the Managed Account.  The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard I is serving as the sole stockholder of Asgard II. The principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard I and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States. The places of organization of each of the other Reporting Person are listed in paragraph (a) of this Item 2.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From November 21, 2016 through November 30, 2016, the Reporting Persons sold 854,806 shares of common stock for an aggregate consideration of $11,508,654.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

CUSIP No. 03957W106	SCHEDULE 13D	Page 14 of 27 Pages

Item 4.	PURPOSE OF TRANSACTION

(a)-(j) The Reporting Persons and their representatives intend, from time to time, to engage in discussions and correspondence with management and the Issuer’s Board of Directors (the “Board”) regarding, among other things, the Issuer’s business, management and strategic alternatives and direction. The Reporting Persons believe that the Issuer’s Common Shares trade at a substantial discount to the Issuer’s intrinsic value and represent an attractive investment opportunity. The Reporting Persons intend to have discussions and correspondence with the Issuer’s management and the Board to discuss ways in which this undervaluation can be rectified, including among other things, reducing the Issuer’s expenses, altering the Company’s capital allocation and other changes to the Issuer’s corporate strategy, including changes to the composition of the Board.

Based on the above discussions with the Issuer, the Reporting Persons may (i) have discussions regarding the Issuer with other stockholders, persons that may be interested in transactions with the Company, and other interested market and industry participants; (ii) make additional proposals to the Issuer concerning its business, management, strategic alternatives and direction; (iii) acquire additional Common Shares and/or other equity, debt, notes or other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Common Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (iv) dispose of any or all of their Securities in the open market or otherwise; (v) nominate or recommend candidates to serve on the Board; (vi) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D; or (vii) change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 7,624,853 Common Shares. Based upon a total of 69,626,230 Common Shares outstanding as of March 2, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A for the Issuer’s 2016 annual meeting of stockholders, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016, the Reporting Persons’ shares represent approximately 10.95% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson may be deemed to beneficially own and have the power to vote and direct the disposition of (i) the 4,649,119 Common Shares reported herein as owned by DOF, (ii) the 880,285 Common Shares reported herein as owned by ROF, (iii) the 164,425 Common Shares reported herein as owned by RVC, (iv) the 309,727 Common Shares reported herein as owned by OFF, (v) the 19,100 Common Shares reported herein as owned by SRI, (vi) the 1,358,623 Common Shares reported herein as owned by TOF, and (vii) the 243,574 Common Shares reported herein as owned by ENO.

DOF may be deemed to beneficially own and has the power to vote and dispose the 4,649,119 Common Shares reported herein as owned by it, which shares represent approximately 6.68% of the outstanding Common Shares.

ROF may be deemed to beneficially own and has the power to vote and dispose the 880,285 Common Shares reported herein as owned by it, which shares represent approximately 1.26% of the outstanding Common Shares.

CUSIP No. 03957W106	SCHEDULE 13D	Page 15 of 27 Pages

RVC may be deemed to beneficially own and has the power to vote and dispose the 164,425 Common Shares reported herein as owned by it, which shares represent approximately 0.24% of the outstanding Common Shares.

OFF may be deemed to beneficially own and has the power to vote and dispose the 309,727 Common Shares reported herein as owned by it, which shares represent approximately 0.44% of the outstanding Common Shares.

SRI may be deemed to beneficially own and has the power to vote and dispose the 19,100 Common Shares reported herein as owned by it, which shares represent approximately 0.03% of the outstanding Common Shares.

TOF may be deemed to beneficially own and has the power to vote and dispose the 1,358,623 Common Shares reported herein as owned by it, which shares represent approximately 1.95% of the outstanding Common Shares.

ENO may be deemed to beneficially own and has the power to vote and dispose the 243,574 Common Shares reported herein as owned by it, which shares represent approximately 0.35% of the outstanding Common Shares.

(c) Information concerning transactions in the Common Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividendg from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, dated December 1, 2016.

CUSIP No. 03957W106	SCHEDULE 13D	Page 16 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 1, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 03957W106	SCHEDULE 13D	Page 17 of 27 Pages

BLACK DIAMOND SRI OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ENERGY L/S OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 03957W106	SCHEDULE 13D	Page 18 of 27 Pages

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CLINT D. CARLSON

/s/ Clint D. Carlson

CUSIP No. 03957W106	SCHEDULE 13D	Page 19 of 27 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD I AND ASGARD II

    The following sets forth the name, position and principal occupation of each director and executive officer of Asgard I and Asgard II, respectively. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard I or Asgard II owns any Common Shares.
Asgard I

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

CUSIP No. 03957W106	SCHEDULE 13D	Page 20 of 27 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST SIXTY DAYS

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable.  All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	69,024	12.6943	875,156.89	11/14/2016
Sell	73,257	12.6943	928,827.20	11/14/2016
Sell	5,409	13.0103	70,290.04	11/15/2016
Sell	15,862	13.0103	206,126.94	11/15/2016
Sell	20,580	13.0014	267,254.27	11/15/2016
Sell	22,207	12.9697	287,678.74	11/15/2016
Sell	65,130	12.9697	843,721.18	11/15/2016
Sell	22,463	12.9132	289,725.93	11/16/2016
Sell	65,885	12.9132	849,779.35	11/16/2016
Sell	3,899	13.067	50,888.63	11/16/2016
Sell	11,434	13.067	149,233.31	11/16/2016
Sell	13,233	13.3875	176,954.43	11/18/2016
Sell	38,807	13.3875	518,935.26	11/18/2016
Sell	2,616	13.2791	34,698.13	11/18/2016
Sell	7,675	13.2791	101,799.73	11/18/2016
Sell	30,057	13.6145	408,760.17	11/21/2016
Sell	88,154	13.6145	1,198,824.17	11/21/2016
Sell	16,724	13.5656	226,620.24	11/22/2016
Sell	23,638	13.5656	320,302.08	11/22/2016
Sell	52,995	13.5656	718,098.37	11/22/2016
Sell	31,279	13.5656	423,839.96	11/22/2016
Sell	5,095	13.4952	68,680.12	11/23/2016
Sell	10,816	13.4952	145,801.84	11/23/2016
Sell	24,935	13.4952	336,121.45	11/23/2016
Sell	32,531	13.78989	448,101.16	11/25/2016
Sell	121	13.7899	1,666.72	11/25/2016
Sell	6,552	13.8498	90,643.63	11/30/2016
Sell	4,076	13.8498	56,389.41	11/30/2016
Sell	29,912	13.7168	409,839.29	11/30/2016
Sell	8,615	13.7171	118,041.01	11/30/2016
Sell	18,287	13.7171	250,564.83	11/30/2016
Sell	10,368	13.7158	142,046.79	11/30/2016
Sell	17,983	13.7158	246,376.09	11/30/2016

CUSIP No. 03957W106	SCHEDULE 13D	Page 21 of 27 Pages

Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	2,615	12.6943	33,155.64	11/14/2016
Sell	14,154	12.6943	179,458.89	11/14/2016
Sell	204	13.0103	2,650.98	11/15/2016
Sell	601	13.0103	7,810.00	11/15/2016
Sell	3,976	13.0014	51,632.80	11/15/2016
Sell	841	12.9697	10,894.66	11/15/2016
Sell	2,467	12.9697	31,958.55	11/15/2016
Sell	852	12.9132	10,989.03	11/16/2016
Sell	2,497	12.9132	32,206.10	11/16/2016
Sell	147	13.067	1,918.60	11/16/2016
Sell	432	13.067	5,638.33	11/16/2016
Sell	500	13.3875	6,686.10	11/18/2016
Sell	1,471	13.3875	19,670.52	11/18/2016
Sell	100	13.2791	1,326.38	11/18/2016
Sell	290	13.2791	3,846.51	11/18/2016
Sell	1,141	13.6145	15,517.02	11/21/2016
Sell	3,341	13.6145	45,434.93	11/21/2016
Sell	420	13.5656	5,691.25	11/22/2016
Sell	1,178	13.5656	15,962.26	11/22/2016
Sell	2,599	13.5656	35,217.23	11/22/2016
Sell	6,043	13.5656	81,884.48	11/22/2016
Sell	198	13.4952	2,669.02	11/23/2016
Sell	432	13.4952	5,823.45	11/23/2016
Sell	1,222	13.4952	16,472.44	11/23/2016
Sell	1,398	13.78989	19,256.88	11/25/2016
Sell	203	13.7899	2,796.24	11/25/2016
Sell	520	13.8498	7,193.94	11/30/2016
Sell	5,779	13.7168	79,180.97	11/30/2016
Sell	335	13.7171	4,590.10	11/30/2016
Sell	730	13.7171	10,002.31	11/30/2016
Sell	392	13.7158	5,370.59	11/30/2016
Sell	681	13.7158	9,330.04	11/30/2016

CUSIP No. 03957W106	SCHEDULE 13D	Page 22 of 27 Pages

Black Diamond Relative Value Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	38,192	12.6943	484,237.26	11/14/2016
Sell	11,165	13.0103	145,089.35	11/15/2016
Sell	604	13.0103	7,848.99	11/15/2016
Sell	45,844	12.9697	593,882.30	11/15/2016
Sell	2,481	12.9697	32,139.91	11/15/2016
Sell	46,377	12.9132	598,166.76	11/16/2016
Sell	2,509	12.9132	32,360.87	11/16/2016
Sell	8,047	13.067	105,027.14	11/16/2016
Sell	436	13.067	5,690.55	11/16/2016
Sell	27,316	13.3875	365,275.24	11/18/2016
Sell	1,478	13.3875	19,764.12	11/18/2016
Sell	5,402	13.2791	71,651.10	11/18/2016
Sell	293	13.2791	3,886.30	11/18/2016
Sell	19,720	13.6009	267,908.10	11/21/2016
Sell	62,051	13.6145	843,862.57	11/21/2016
Sell	3,360	13.6145	45,693.32	11/21/2016
Sell	12,180	13.554	164,901.42	11/22/2016
Sell	7,279	13.5656	98,634.81	11/22/2016
Sell	17,893	13.5656	242,455.59	11/22/2016
Sell	27,400	13.4951	369,346.67	11/23/2016
Sell	3,222	13.4952	43,432.25	11/23/2016
Sell	6,700	13.4952	90,317.34	11/23/2016
Sell	5,448	13.7171	74,647.41	11/30/2016
Sell	11,329	13.7171	155,227.70	11/30/2016
Sell	15,002	13.7158	205,534.92	11/30/2016
Sell	684	13.7158	9,371.15	11/30/2016

CUSIP No. 03957W106	SCHEDULE 13D	Page 23 of 27 Pages

Black Diamond Relative Value Cayman, L.P.

Type	Qty	Price	Net Amount	Trade Date
Sell	7,358	12.6943	93,292.25	11/14/2016
Sell	2,149	13.0103	27,926.29	11/15/2016
Sell	117	13.0103	1,520.42	11/15/2016
Sell	8,827	12.9697	114,348.63	11/15/2016
Sell	483	12.9697	6,256.97	11/15/2016
Sell	8,929	12.9132	115,165.51	11/16/2016
Sell	488	12.9132	6,294.18	11/16/2016
Sell	1,550	13.067	20,230.16	11/16/2016
Sell	85	13.067	1,109.40	11/16/2016
Sell	5,261	13.3875	70,351.18	11/18/2016
Sell	287	13.3875	3,837.82	11/18/2016
Sell	1,040	13.2791	13,794.36	11/18/2016
Sell	57	13.2791	756.03	11/18/2016
Sell	3,780	13.6	51,350.17	11/21/2016
Sell	11,950	13.6145	162,514.03	11/21/2016
Sell	655	13.6145	8,907.47	11/21/2016
Sell	2,320	13.5652	31,435.77	11/22/2016
Sell	4,594	13.5656	62,250.10	11/22/2016
Sell	5,183	13.4951	69,865.82	11/23/2016
Sell	1,811	13.4952	24,412.10	11/23/2016
Sell	3,062	13.7171	41,954.91	11/30/2016
Sell	2,888	13.7158	39,567.05	11/30/2016
Sell	133	13.7158	1,822.16	11/30/2016

Black Diamond Thematic Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	66,132	13.5656	896,128.28	11/22/2016
Sell	31,117	13.4952	419,463.38	11/23/2016
Sell	40,747	13.78989	561,273.19	11/25/2016
		13.8498	183,500.78	11/30/2016

CUSIP No. 03957W106	SCHEDULE 13D	Page 24 of 27 Pages

Black Diamond Energy L/S Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	29,692	12.6943	376,465.56	11/14/2016
Sell	8,341	13.0014	108,317.20	11/15/2016
Sell	12,678	13.5656	171,790.76	11/22/2016
Sell	12,124	13.7168	166,117.00	11/30/2016

Black Diamond SRI Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	7,140	13.2364	94,398.73	11/18/2016
Sell	3,110	13.2459	41,147.20	11/18/2016
Sell	2,350	13.5718	31,857.78	11/22/2016

Worldwide Transactions Limited

Type	Qty	Price	Net Amount	Trade Date
Sell	6,325	12.8551	81,211.85	10/12/2016
Sell	35,984	12.8551	462,028.07	10/12/2016
Sell	678	12.8551	8,705.40	10/12/2016
Sell	917	12.8551	11,774.11	10/12/2016

CUSIP No. 03957W106	SCHEDULE 13D	Page 25 of 27 Pages

Exhibit 1

 JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

    The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 1, 2016

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 03957W106	SCHEDULE 13D	Page 26 of 27 Pages

BLACK DIAMOND SRI OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ENERGY L/S OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 03957W106	SCHEDULE 13D	Page 27 of 27 Pages

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CLINT D. CARLSON

/s/ Clint D. Carlson